EXHIBIT 3.1

Certificate of Amendment

TO THE

AMENDED AND RESTATED

Certificate of Incorporation

of

LF CAPITAL ACQUISITION CORP. II

Pursuant to Section 242 of the Delaware General Corporation Law

LF CAPITAL ACQUISITION CORP. II, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.       The name of the LF Capital Acquisition Corp. II. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on February 19, 2021 (as amended on March 15, 2021, June 21, 2021 and October 26, 2021) (the “Original Certificate”). An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on November 19, 2021 (as amended February 17, 2023) (the “Amended and Restated Certificate of Incorporation”).

2.       This Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

3.       This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of 65% of the outstanding shares of common stock entitled to vote at a special meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”).

4.       Section 9.1(b) of the Amended and Restated Certificate of the Incorporation is amended by deleting the following words:

“(or up to 21 months from the closing date of the Offering, provided that, on or prior to the date of the applicable deadline, LF Capital Acquisition Corp. II (or its designees) must deposit into the Trust Account funds equal to $0.04 per public share (including such shares issued due to the exercise of the underwriters’ over-allotment option, if exercised)”

and replacing them with the words:

“(or up to 24 months from the closing date of the Offering, provided that, on or prior to the date of the applicable deadline, LF Capital Acquisition Corp. II (or its designees) must deposit into the Trust Account funds equal to the lesser of (i) $200,000 or (ii) $0.03 per public share (including such shares issued due to the exercise of the underwriters’ over-allotment option, if exercised)”

5.        Section 9.2(d) of the Amended and Restated Certificate of the Incorporation is amended by deleting the following words:

“In the event that the Corporation has not consummated an initial Business Combination within 15 months from the closing of the Offering, provided that the Corporation may, but is not obligated to, extend the period of time to consummate its initial Business Combination six times by an additional one month each time (or up to 21 months from the closing date of the Offering)”

and replacing them with the words:

“In the event that the Corporation has not consummated an initial Business Combination within 15 months from the closing of the Offering, provided that the Corporation may, but is not obligated to, extend the period of time to consummate its initial Business Combination nine times by an additional one month each time (or up to 24 months from the closing date of the Offering)”

* * *

IN WITNESS WHEREOF, LF Capital Acquisition Corp. II has caused this Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of this 27th day of June 2023.

LF CAPITAL ACQUISITION CORP. II

By:	/s/ Elias Farhat
Name:	Elias Farhat
Title:	Executive Chairman of the Board, Chief Executive Officer